SUNRISE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS

Cash	$	112,126
Securities owned, at fair value		496,273
Accounts receivable		13,012
Due from affiliate		1,759,934
Loan from officers		36,500
Prepaid expenses and other assets		52,094
TOTAL ASSETS	$	2,469,939

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	66,739
TOTAL LIABILITIES		66,739

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY

Common stock, no par value, 200 share authorized, 150 shares issued and outstanding		297,000
Additional paid-in-capital		31,475,089
Accumulated deficit		(29,368,889)
TOTAL SHAREHOLDER'S EQUITY		2,403,200
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,469,939

The accompanying notes are an integral part of these financial statements.